Exhibit 3(i)

ARTICLES OF INCORPORATION
OF
ACNB CORPORATION

In compliance with the requirements of 15 Pa.C.S. Section 1306 (relating to Articles of Incorporation), the undersigned, desiring to be incorporated as a business corporation, hereby state that:

1.	The name of the Corporation is ACNB Corporation.

2.	The address, including street and number, if any, of this Corporation’s registered office in this Commonwealth is 16 Lincoln Square, Gettysburg, PA 17325 and the county of venue is Adams.

3.	The term of existence is perpetual.

4.	The aggregate number of shares that the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of Common Stock having a par value of $2.50 per share (the “Common Stock”).

5.

The purpose or purposes of the Corporation are to have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of the Commonwealth of Pennsylvania. The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of the Commonwealth of Pennsylvania.

6.	The name and address, including street and number, if any, of each of the Incorporators, and the number and class of shares subscribed to by each Incorporator is:

Name	Address	Number and Class of Shares

Ronald L. Hankey	306 Oak Lane	1 share Common Stock
Gettysburg, PA 17325

Franklin R. Bigham	210 West Broadway	1 share Common Stock
Gettysburg, PA 17325

Robert G. Bigham	43 West Broadway	1 share Common Stock
Gettysburg PA 17325

7.	Cumulative voting rights shall not exist with respect to the election of directors.

8.	A.

The Board of Directors may, if it deems advisable, oppose a tender, or other offer for the corporation’s securities, whether the offer is in cash or in securities of a corporation of otherwise.  When considering whether to oppose an offer, the Board of Directors may, but it is not legally obligated to, consider any pertinent issues; by way of illustration, but not of limitation, the Board of Directors may, but shall not be legally obligated to, consider any and all of the following:

		(1)	Whether the offer price is acceptable based on the historical an present operating results or financial condition of the corporation.

		(2)	Whether a more favorable price could be obtained for the corporation’s securities in the future.

		(3)	The impact which an acquisition of the corporation would have on its employees, depositors and customers of the corporation and its subsidiaries in the community which they serve.

(4)

The reputation and business practices of the offeror and its management and affiliates as they would affect the employee, depositors and customers of the corporation and its subsidiaries and the future value of the corporation’s stock.

(5)

The value of the securities, if any, which the offeror is offering in exchange for he corporation’s securities, based on an analysis of the worth of the corporation as compared to the corporation or other entity whose securities are being offered.

		(6)	Any antitrust or other legal and regulatory issues that are raised by the offer.

B.

If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any and all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an anti-trust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

9.

No merger, consolidation, liquidation or dissolution of the Corporation, or any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of:

	(a)	the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock of the Corporation; or

(b)

the holders of at least fifty-one percent (51%) of the outstanding shares of Common Stock of the Corporation, provided that such transaction has received the prior approval of at least seventy-five (75%) of the Board of Directors;

This Article 9th shall not be amended unless first approved by the affirmative vote of the holders of at least seventy-five (75%) of the outstanding shares of Common Stock of this Corporation.

10.

Classification of Directors.  The Directors shall be divided into three (3) classes, as nearly equal in number as possible, known as Class 1, consisting of not more than eight (8) Directors; Class 2, consisting of not more than eight (8) Directors, and Class 3, consisting of not more than nine (9) Directors.  The initial Directors of Class 1 shall serve, until the third (3rd) annual meeting of shareholders.  At the third (3rd) annual meeting of shareholders, the Directors of Class 1 shall be elected for a term of three (3) years and, after expiration of such term, shall thereafter be elected every three (3) years for three (3) year terms.  The initial Directors of Class 2 shall serve until the second (2nd) annual meeting of shareholders.  At the second (2nd) annual meeting of shareholders, the Directors of Class 2 shall be elected for a term of three (3) years and, after the expiration of such term, shall thereafter be elected every three (3) years for three (3) year terms.  The initial Directors of Class 3 shall serve until the first (1st) annual meeting of shareholders.  At the first (1st) annual meeting of shareholders the Directors of Class 3 shall be elected for a term of three (3) years and, after the expiration of such term, shall thereafter be elected every three (3) years for three (3) year terms.  Each Director shall serve until his/her successor shall have been elected and shall qualify, even though his/her term of office as herein provided has otherwise expired, except in the event of his/her earlier resignation, removal or disqualification.

11.

The Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) shareholders, the exact number to be fixed and determined from time to time by resolution of a majority of the shareholders at any annual or special meeting thereof.

12.

No holder of shares of any class or of any series of any class shall have any preemptive right to subscribe for, purchase or receive any shares of the corporation, whether now of hereafter authorized, or any obligations or other securities convertible into or carrying options to purchase any such shares of the corporation, or any options or rights to purchase any such shares or securities, issued or sold by the corporation for cash or any other form of consideration, and any such shares, securities or rights may be issued or disposed of by the Board of Directors to such persons and on such terms as the Board in its discretion shall deem advisable.